# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WM Technology, Inc., CIK 0001779474
CUSIP: 92971A109
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 41 Discovery, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 12/17/2024
Amends the filing with accession number 0001140361-21-022576
Filed by CIK 0001857953
Persons authorized to receive notices and communications: Ira J. Schacter, 200 Liberty Street, New York, New York (NY), 10281, 212-504-6000

## Reporting persons
- Justin Hartfield (CIK 0001857953): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 19,339,746; shared voting power 10,040,150; sole dispositive power 19,339,746; shared dispositive power 10,040,150; aggregate amount beneficially owned 29,379,896 (19.3% of the class)
  Comment: Row 7 and Row 9 include 61,679 shares of Class A common stock and 19,278,067 shares of Class V common stock
  
  Row 8 and Row 10 include 8,469,191 shares of Class V common stock held directly by Ghost Media, LLC ('Ghost Media1) and 1,570,959 shares of Class V common stock held directly by WM Founders Legacy II, LLC ('WMFL II'). Ghost Media is controlled by Mr. Justin Hartfield and Mr. Douglas Francis, and WMFL II is controlled by Mr. Hartfield. Accordingly, Mr. Hartfield may be deemed to be a beneficial owner of the shares held by Ghost Media and WMFL II.
  
  Row 11 includes shares of Class A common stock and Class V common stock.
  
  The percentage in Row 13 is calculated based on a total of 152,434,611 shares of the Issuer's Class A common stock and Class V common stock outstanding as of August 5, 2024.
- Douglas Francis (CIK 0001519966): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 21,566,556; shared voting power 10,538,365; sole dispositive power 21,566,556; shared dispositive power 10,538,365; aggregate amount beneficially owned 32,104,920 (20.5% of the class)
  Comment: Row 7 and Row 9 include 9,134,738 shares of Class A common stock and 12,431,818 shares of Class V common stock
  
  Row 8 and Row 10 include 8,469,191 shares of Class V common stock held directly by Ghost Media, 1,468,555 shares held directly by WM Founders Legacy I, LLC ('WMFL I') and 600,618 shares of Class V common stock held directly by Genco Incentives LLC ('Genco'). Ghost Media is controlled by Mr. Hartfield and Mr. Francis, and WMFL I and Genco are controlled by Mr. Francis. Accordingly, Mr. Francis may be deemed to be a beneficial owner of the shares held by Ghost Media, WMFL I and Genco.
  
  Row 11 includes shares of Class A common stock and Class V common stock and includes 4,342,391 shares of Class A common stock underlying restricted stock units which were granted to Mr. Francis on November 7, 2024 and which vest in roughly equal quarterly installments over 4 years beginning on February 15, 2025, subject to his continuous employment by the Issuer.
  
  The percentage in Row 13 is calculated based on a total of 152,434,611 shares of the Issuer's Class A common stock and Class V common stock outstanding as of August 5, 2024, plus the 4,342,391 underlying the restricted stock units referred to directly above.
- Ghost Media Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 0; shared voting power 8,469,191; sole dispositive power 0; shared dispositive power 8,469,191; aggregate amount beneficially owned 8,469,191 (5.6% of the class)
  Comment: Row 8 and Row 10 include shares of Class V common stock which are held directly by Ghost Media. Ghost Media is controlled by Mr. Hartfield and Mr. Francis. Accordingly, Mr. Hartfield and Mr. Francis may be deemed to be beneficial owners of the shares held by Ghost Media.
  
  Row 11 includes shares of Class V common stock.
  
  The percentage in Row 13 is calculated based on a total of 152,434,611 shares of the Issuer's Class A common stock and Class V common stock outstanding as of August 5, 2024.
- WM Founders Legacy I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 0; shared voting power 1,468,555; sole dispositive power 0; shared dispositive power 1,468,555; aggregate amount beneficially owned 1,468,555 (1% of the class)
  Comment: Row 8 and Row 10 include shares of Class V common stock which are held directly by WMFL I. WMFL I is controlled by Mr. Francis. Accordingly, Mr. Francis may be deemed to be beneficial owner of the shares held by WMFL I.
  
  Row 11 includes shares of Class V common stock.
  
  The percentage in Row 13 is calculated based on a total of 152,434,611 shares of the Issuer's Class A common stock and Class V common stock outstanding as of August 5, 2024.
- WM Founders Legacy II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 0; shared voting power 1,570,959; sole dispositive power 0; shared dispositive power 1,570,959; aggregate amount beneficially owned 1,570,959 (1% of the class)
  Comment: Row 8 and Row 10 include shares of Class V common stock which are held directly by WMFL II. WMFL II is controlled by Mr. Francis. Accordingly, Mr. Francis may be deemed to be beneficial owner of the shares held by WMFL II.
  
  Row 11 includes shares of Class V common stock.
  
  The percentage in Row 13 is calculated based on a total of 152,434,611 shares of the Issuer's Class A common stock and Class V common stock outstanding as of August 5, 2024.
- Genco Incentives, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: subject company funds (SC), other (OO); sole voting power 0; shared voting power 600,618; sole dispositive power 0; shared dispositive power 600,618; aggregate amount beneficially owned 600,618 (0.4% of the class)
  Comment: Row 8 and Row 10 include shares of Class V common stock which are held directly by Genco. Genco is controlled by Mr. Francis. Accordingly, Mr. Francis may be deemed to be beneficial owner of the shares held by Genco.
  
  Row 11 includes shares of Class V common stock.
  
  The percentage in Row 13 is calculated based on a total of 152,434,611 shares of the Issuer's Class A common stock and Class V common stock outstanding as of August 5, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock
Name of issuer: WM Technology, Inc.
Comment:
Explanatory Note

This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on June 28, 2021 relating to the Class A common stock and Class V common stock of the Issuer, as amended by Amendment No. 1 thereto filed on May 31, 2024 (collectively, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, this "Schedule 13D"). Unless otherwise amended hereby, all information previously filed on the Original Schedule 13D remains in effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth under the heading "Employment Agreement" in Item 4 is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

On December 17, 2024, Mr. Francis and Mr. Hartfield, each a Reporting Person, submitted a non-binding proposal (the "Proposal") to the board of directors of the Issuer (the "Board") to acquire all of the outstanding shares of Class A common stock and Class V common stock of the Issuer not owned by the Reporting Persons and their affiliates at a purchase price equal to $1.70 per share in cash (the "Transaction"). This Proposal represents a substantial premium to relevant trading metrics, including a 39% premium to the closing price as of December 17, 2024, a 52% premium to the implied Enterprise Value as of December 17, 2024, and a 65% premium to the volume-weighted average price (VWAP) in the last year. The foregoing description of the Proposal is qualified in its entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 99.1, and is incorporated into this Item 4 by reference.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, including, but not limited to, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, other transactions which may have the effect of causing the Class A common stock to become eligible for termination of registration under Section 12(g) of the Act or become delisted from The Nasdaq Global Select Market and other material changes in the Issuer's business or corporate structure. There can be no assurance that the foregoing, or anything contemplated by the Proposal, will result in any definitive agreement with respect to a Transaction or any other potential transaction involving the Reporting Persons or their affiliates and the Issuer or any of its affiliates, or, if a transaction is undertaken, as to its timing or terms, including price, or whether it will be consummated. The Reporting Persons reserve the right to modify or withdraw the Proposal at any time.

The Reporting Persons previously reported on the Original Schedule 13D that the Reporting Persons, as part the consideration and evaluation of their investment, have been and will be engaging in discussions on an ongoing basis with potential sources of debt and equity financing and with the Issuer and its representatives. In furtherance of such discussions, on October 29, 2024, Ghost Media and the Issuer entered into an agreement (the "Confidentiality Agreement") pursuant to which, among other things, Ghost Media agreed to certain confidentiality provisions. The foregoing description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which it attached hereto as Exhibit 99.2, and is incorporated into this Item 4 by reference.

The Reporting Persons and their representatives expect to pursue discussions with potential financing sources, including but not limited to in connection with providing committed financing for the Proposal. The Reporting Persons also expect to respond to inquiries from, and negotiate the terms of the Proposal and the Transaction with, the Board or a committee of the Board and/or its representatives. The Reporting Persons do not intend to update additional disclosures regarding the Proposal until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws.

The Reporting Persons previously reported on the Original Schedule 13D that the Reporting Persons purchased the securities described therein for investment purposes with the aim of increasing the value of their investment in the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions on such terms and at such times as each may decide. In addition, depending upon the factors referred to herein, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. The Reporting Persons may also engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

The Reporting Persons previously reported on the Original Schedule 13D that the Reporting Persons have determined to consider and evaluate one or more potential transactions which may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, including, but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Class A common stock to become eligible for termination of registration under Section 12(g) of the Act.

The Reporting Persons reserve the right to change their investment intent at any time, to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, and to modify or withdraw any such plans or proposals at any time. Moreover, any actions described in this Item 4 that the Reporting Persons might undertake may be made at any time and from time to time and such determinations will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; availability and terms of financing; the market for the Issuer's securities; other developments concerning the Issuer; the reaction of the Issuer to the Reporting Persons' ownership of the Issuer's securities; other opportunities available to the Reporting Persons; price levels of the Issuer's securities; general market, industry and economic conditions; and other future developments affecting the Issuer.

Other than as described in this Item 4 above, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Neither this Schedule 13D nor the Proposal is an offer to purchase or a solicitation of an offer to sell any securities.

Employment Agreement

In connection with his appointment to serve as Chief Executive Officer of the Issuer, the Issuer entered into an executive employment agreement with Mr. Francis, a Reporting Person, dated November 7, 2024 (the "Employment Agreement"), pursuant to which Mr. Francis is entitled to receive (i) service-based vesting restricted stock units under the Issuer's 2021 Stock Incentive Plan (the "Plan") with a grant date fair value of $3,995,000.00, which vest quarterly in substantially equal installments over a three-year period, subject to Mr. Francis' continuous service with the Issuer ("Service RSUs") and (ii) performance-based vesting restricted stock units under the Plan with a grant date fair value of $3,995,000.00 ("Performance RSUs"), which vest upon the achievement of certain stock performance milestones.

The foregoing description of the Employment Agreement is qualified in its entirety by reference to the Employment Agreement, the Plan and the award agreements with respect to the Service RSUs and the Performance RSUs, which are attached hereto as Exhibits 99.4, 99.5, 99.6 and 99.7, respectively, and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5 of the Original Schedule 13D is hereby amended and supplemented by the following:

The information set forth under the heading "Employment Agreement" in Item 4 is incorporated by reference into this Item 5. Other than the foregoing, there have been no other transactions by the Reporting Persons in the securities of the Issuer that were effected within the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 4 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

99.1 Non-binding Proposal Letter, dated as of December 17, 2024, from certain of the Reporting Persons to the Board of Directors of the Issuer

99.2 Confidentiality Agreement, dated October 29, 2024

99.3 Joint Filing Statement, dated December 17, 2024

99.4 Employment Agreement, dated as of November 7, 2024, by and between Ghost Management Group, LLC and Doug Francis (incorporated by reference from Exhibit 10.3 to the Issuer's Form 10-Q dated September 30, 2024 and filed with the Securities and Exchange Commission on November 12, 2024)

99.5 2021 Stock Incentive Plan (incorporated by reference from Exhibit 10.7 to the Issuer's Form 8-K dated June 16, 2021 and filed with the Securities and Exchange Commission on June 22, 2021)

99.6 Service RSU Grant Notice and Award Agreement

99.7 Performance RSU Grant Notice and Award Agreement

## Signatures
- Justin Hartfield: /s/ Justin Hartfield, Justin Hartfield (12/18/2024)
- Douglas Francis: /s/ Douglas Francis, Douglas Francis (12/18/2024)
- Ghost Media Group, LLC: /s/ Douglas Francis, Douglas Francis, Manager (12/18/2024)
- WM Founders Legacy I, LLC: /s/ Douglas Francis, Douglas Francis, Manager (12/18/2024)
- WM Founders Legacy II, LLC: /s/ Douglas Francis, Douglas Francis, Manager (12/18/2024)
- Genco Incentives, LLC: /s/ Douglas Francis, Douglas Francis, Manager (12/18/2024)